Exhibit 99.1

17 November 2021

VEDANTA CONSTITUTES BOARD COMMITTEE TO EVALUATE VALUE UNLOCKING MEASURES

The Board of Directors of the Company has decided that, considering the scale, nature, and potential opportunities for various business verticals of the Company, the Company should undertake a comprehensive review of the corporate structure and evaluate a full range of options and alternatives (including demerger(s), spin-off(s), strategic partnerships etc.) for unlocking value and simplification of corporate structure.

Subject to a detailed evaluation, it is the intention that the Aluminium, Iron & Steel, and Oil & Gas businesses would be housed in standalone listed entities.

To this end, the Board of Directors has constituted a committee of directors to evaluate and recommend such options and alternatives to the Board of Directors.

The strategic objectives outlined by the Board of Directors for undertaking such an exercise are as follows:

•	Simplification and streamlining of corporate structure,

•	Unlocking value for all stakeholders,

•	Creation of businesses which are positioned better to capitalize on their distinct market positions and deliver long-term growth and enable strategic partnerships,

•	Tailored capital structure and capital allocation policies based on business specific dynamics,

•	Distinct investment profiles to attract deeper and broader investor bases; and

•	Accelerate emissions reduction and strong ESG practices.

The Board has also appointed various advisors to assist the Board in evaluating the options.

It is anticipated that the Board and advisors will complete their evaluation and consider the way forward as soon as practically possible. Appropriate announcements and public disclosures in accordance with SEBI (Listing Obligations and Disclosure Requirements) Regulations and other applicable laws will be made as and when required.

Chairman Anil Agarwal said “Over the past few years, Group has materially improved the operational performance of the businesses, increased cash flows, reduced debt whilst concomitantly focusing on accelerating investments in energy transition, health and safety, diversity and ESG in general. This step, which we announced today, whilst pending a detailed evaluation, is designed to create independent, industry-leading, global public companies, where each can benefit from greater focus, tailored capital allocation, and strategic flexibility to drive long-term growth and value for customers, investors, and employees. We will continue to leverage our significant strengths in technology, operations and people to better serve our customers and all stakeholders.”

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400093, Maharashtra, India	Page 1 of 2
CIN: L13209MH1965PLC291394

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa and Namibia. For two decades, Vedanta has been contributing significantly to nation building. Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment. Vedanta has put in place a comprehensive framework to be the ESG leader in the natural resources sector. Vedanta is committed to reducing carbon emissions to zero by 2050 or sooner and has pledged $5 billion over the next 10 years to accelerate the transition to net zero operations. Giving back is in the DNA of Vedanta, which is focused on enhancing the lives of local communities. The company’s flagship social impact program, Nand Ghars, have been set up as model anganwadis focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development. Under the aegis of the Anil Agarwal Foundation, the umbrella entity for Vedanta’s social initiatives, the Vedanta group has pledged Rs 5000 crore over the next five years on social impact programmes with a thrust on nutrition, women & child development, healthcare, animal welfare, and grass-root level sports. Vedanta and the group companies company have been featured in Dow Jones Sustainability Index 2020, and was conferred Frost & Sullivan Sustainability Awards 2020, CII Environmental Best Practices Award 2020, CSR Health Impact Award 2020, CII National Award 2020 for Excellence in Water Management, CII Digital Transformation Award 2020, People First HR Excellence Award 2020, ‘Company with Great Managers 2020’ by People Business and certified as a Great Place to Work 2021. Vedanta’s flagship Nand Ghar Project was identified as best CSR project by Government of Rajasthan. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India. For more information, please visit www.vedantalimited.com.

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

For any enquires, please contact: Mr. Ajay Goel, Acting Group CFO (ajay.goel@vedanta.co.in) or Ms. Pooja Somani, Group Treasury Head (pooja.somani@vedanta.co.in)

For any media queries, please contact:

•	Mrs. Ritu Jhingon, Group Director – Communications

Ritu.Jhingon@vedanta.co.in

•	Mr. Abhinaba Das, Group Head - Media Relations

Abhinaba.Das@vedanta.co.in; +91-9820426346

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400093, Maharashtra, India	Page 2 of 2
CIN: L13209MH1965PLC291394